信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-0879

RECEIVED

2007 JUL 16 P 12:04

3 July 2007

The Bank of New York

07025253

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention copy of each of the following documents of the Company:-

1. Full Joint Announcement of the Company and Tsim Sha Tsui Properties Limited ("TST Properties") on Connected Transaction dated 27 June 2007; and

2. Full Joint Announcement of the Company and TST Properties on Continuing Connected Transactions dated 29 June 2007.

For your information, the above documents are also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Encls.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\06 2007_Continuing Connected Transactions\Letter - ADR doc

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

CONNECTED TRANSACTION
JOINT ANNOUNCEMENT

The respective boards of Directors of TST Properties and Sino Land wish to announce that, on 26th June, 2007 (i) Sino Land and Boswell executed the Corporate Guarantee in favour of the Lenders, pursuant to which (inter alia) Sino Land and Boswell guaranteed (on a several, pro rata and *pari passu* basis) 20% and 80% of the obligations of Cheer City under the Loan Facility respectively; and (ii) Dragon Fortune, an indirect wholly owned subsidiary of Sino Land, executed the Share Charge in favour of the Lenders, pursuant to which (inter alia) Dragon Fortune charged shares representing 20% of the issued share capital of Cheer City as security for 20% of the obligations of Cheer City under the Loan Facility. The Loan Facility consists of a loan facility of up to HK$2,800 million.

Cheer City is a company controlled by the Ng Family and its associates through Boswell (which is also a company controlled by the Ng Family and its associates). Ng Family is a connected person of TST Properties and Sino Land by virtue of it being the substantial shareholder of both TST Properties and Sino Land. Cheer City, being an associate of the Ng Family, is also a connected person of both TST Properties and Sino Land. The entering into the Corporate Guarantee and the Share Charge by Sino Land and Dragon Fortune respectively in respect of the Loan Facility constituted connected transactions of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee and the Share Charge exceed 0.1% but are less than 2.5%, the entering into and performance of the Corporate Guarantee and the Share Charge by Sino Land and Dragon Fortune respectively are subject to the reporting and announcement requirements, but are exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules.

CORPORATE GUARANTEE

On 26th June, 2007 (i) Sino Land and Boswell executed the Corporate Guarantee in favour of the Lenders, pursuant to which (inter alia) Sino Land and Boswell guaranteed (on a several, pro rata and *pari passu* basis) 20% and 80% of the obligations of Cheer City under the Loan Facility respectively; and (ii) Dragon Fortune, an indirect wholly owned subsidiary of Sino Land, executed the Share Charge in favour of the Lenders, pursuant to which (inter alia) Dragon Fortune charged shares representing 20% of the issued share capital of Cheer City as security for 20% of the obligations of Cheer City under the Loan Facility. Mighty Luck, being an indirect wholly owned subsidiary of Boswell and through which Boswell holds interest in Cheer City, also executed a share charge in favour of the Lenders charging shares representing the other 80% of the issued share capital of Cheer City as security for the other 80% of the obligations of Cheer City under the Loan Facility.

The Loan Facility consists of a loan facility of up to HK$2,800 million. No fee or commission has been paid or is payable by Cheer City to any of Sino Land, Boswell, Dragon Fortune and Mighty Luck in connection with their entries into the Corporate Guarantee and/or the Share Charge.

In addition to the Corporate Guarantee and the Share Charge, as part and parcel of the securities for the granting of the Loan Facility, Cheer City, an indirect wholly owned subsidiary of Sino Land and an indirect wholly owned subsidiary of Boswell have entered into a subordination agreement with one of the Lenders (as agent for the Lenders) pursuant to which (inter alia) all present and future indebtedness owed by Cheer City to these two companies is subordinated to the indebtedness of Cheer City under the Loan Facility.

REASONS FOR THE CORPORATE GUARANTEE AND SHARE CHARGE

The Loan Facility is obtained by Cheer City, which has been drawn on 26th June, 2007, to repay and refinance its existing club loan facility with an outstanding sum of HK$2,240 million and to provide general working capital for Cheer City, part of which has been used to repay all of the outstanding shareholders' loans provided by Sino Land (in the sum of approximately HK$40.79 million) and Boswell to Cheer City. The Corporate Guarantee and the Share Charge are entered into by Sino Land and Dragon Fortune respectively as conditions for the drawdown of the Loan Facility to Cheer City.

Cheer City is a company controlled by the Ng Family and its associates through Boswell (which is also a company controlled by Ng Family and its associates). Ng Family is a connected person of TST Properties and Sino Land by virtue of it being the substantial shareholder of both TST Properties and Sino Land. Cheer City, being an associate of the Ng Family, is also a connected person of both TST Properties and Sino Land. The entering into the Corporate Guarantee and the Share Charge by Sino Land and Dragon Fortune respectively in respect of the Loan Facility constituted connected transactions of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee and the Share Charge exceed 0.1% but are less than 2.5%, the entering into and performance of the Corporate Guarantee and the Share Charge by Sino Land and Dragon Fortune respectively are subject to the reporting and announcement requirements, but are exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules.

The Directors (including the independent non-executive Directors) are of the opinion that the Corporate Guarantee and the Share Charge have been entered into (i) on normal commercial terms; and (ii) on terms that are fair and reasonable and in the interests of TST Properties, Sino Land and the shareholders of these two companies respectively.

GENERAL INFORMATION

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services. Cheer City is a special purpose vehicle which owns the Property as tenants in common in equal shares with an independent third party.

The Lenders are licensed banks registered under the Banking Ordinance (Chapter 155 of the laws of Hong Kong). The Lenders are third parties independent of Sino Land and TST Properties and their respective connected persons.

DEFINITIONS

"associate"	has the meaning ascribed thereto under the Listing Rules
"Boswell"	Boswell Holdings Limited, a company incorporated in the Cayman Islands and controlled by the Ng Family and its associates
"Cheer City"	Cheer City Properties Limited, a company incorporated in Hong Kong. It is a joint venture company in which Sino Land and Boswell respectively hold 20% and 80% of equity interest
"Corporate Guarantee"	an agreement dated 26th June, 2007 in favour of the Lenders pursuant to which Sino Land and Boswell agreed to guarantee, on a several, pro rata and *pari passu* basis, 20% and 80% of all principal, interest and other moneys due by Cheer City under the Loan Facility respectively
"Directors"	the respective directors of TST Properties and Sino Land
"Dragon Fortune"	Dragon Fortune Limited, a company incorporated in the Republic of Liberia and an indirect wholly owned subsidiary of Sino Land
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lenders"	two licensed banks registered under the Banking Ordinance (Chapter 155 of the laws of Hong Kong), the lenders of the Loan Facility
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	an agreement dated 22nd June, 2007 in respect of a loan facility of up to HK$2,800 million which consists of tranche A (a term loan of HK$2,200 million) and tranche B (a revolving loan of HK$600 million), and matures in 3 years from the date of the loan agreement
"Mighty Luck"	Mighty Luck Holdings Limited, a company incorporated in the Republic of Liberia and an indirect wholly owned subsidiary of Boswell
"Ng Family"	Mr. Ng Teng Fong and Mr. Robert Ng Chee Siong and/or their respective associates

"Property"	the development at No. 18 Harbour Road, Hong Kong presently known as "Central Plaza" having a gross floor area of approximately 1.4 million square feet and 278 car parking spaces owned by Cheer City and an independent third party as tenants in common in equal shares
"Share Charge"	an agreement dated 26th June, 2007 entered into between Dragon Fortune, an indirect wholly owned subsidiary of Sino Land and one of the Lenders (as agent for the Lenders) in respect of the mortgage of the shares held by Dragon Fortune in Cheer City, representing 20% of the issued share capital of Cheer City, in favour of the Lenders as security for the granting of the Loan Facility
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange, and a subsidiary of TST Properties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By order of the board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 27th June, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

CONTINUING CONNECTED TRANSACTIONS

JOINT ANNOUNCEMENT

The respective boards of Directors of TST Properties and Sino Land wish to announce that on 28th June, 2007, the Sino Land Group entered into the New Agreements with the Ng Family in respect of certain existing Continuing Connected Transactions between the Sino Land Group and/or the TST Properties Group and the Ng Family from time to time relating to the provisions of estate management services, cleaning services, security guard services, car park management services and leasing arrangements which were provided for in the Original Agreements. The Original Agreements will expire on 30th June, 2007. The New Agreements have been entered into to continue the Continuing Connected Transactions provided under the Original Agreements, and to adjust the scope of services, the recipients of these services and the Annual Caps provided under the Original Agreements. The New Agreements have been entered into for a term of three years commencing on 1st July, 2007 and expiring on 30th June, 2010.

Whilst the occurrence of these transactions will depend on the business requirements of the respective parties, it is anticipated that the Sino Land Group and/or the TST Properties Group and the Ng Family will continue to enter into such transactions on a regular basis and the New Agreements have been entered into to provide for such transactions. Under the Listing Rules, the Continuing Connected Transactions in respect of the New Agreements will constitute continuing connected transactions for TST Properties and Sino Land under Rule 14A.34 of the Listing Rule and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Continuing Connected Transactions will be included in the next respective published annual report and accounts of TST Properties and Sino Land pursuant to Rule 14A.46 of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Announcement which provided details of the Original Agreements in respect of certain Continuing Connected Transactions entered into between the Sino Land Group and/or the TST Properties Group and the Ng Family in relation to the provisions of estate management services, cleaning services, security guard services, car park management services and leasing arrangements for a term of three years commencing on 1st July, 2004 and expiring on 30th June, 2007 (both days inclusive).

The TST Properties Group and the Sino Land Group have regularly monitored the operations and performance under the Original Agreements. In view of the expiry of the Original Agreements on 30th June, 2007, the TST Properties Group and the Sino Land Group considered appropriate to renew the Original Agreements by entering into the New Agreements to continue the Continuing Connected Transactions. In addition, the New Agreements also provide for adjustments of the scope of the services, the recipients of the services and the Annual Caps based on the market conditions and developments. Accordingly, the New Agreements have been entered into by the Sino Land Group on 28th June, 2007 for a term of three years commencing on 1st July, 2007 and expiring on 30th June, 2010.

TST Properties is the holding company of Sino Land. The Ng Family and its associates are connected persons of TST Properties and Sino Land by virtue of the Ng Family being the substantial shareholder of both TST Properties and Sino Land.

Under the Listing Rules, the Continuing Connected Transactions in respect of the New Agreements will constitute continuing connected transactions of TST Properties and Sino Land under Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Continuing Connected Transactions will be included in the next respective published annual report and accounts of TST Properties and Sino Land pursuant to Rule 14A.46 of the Listing Rules. As the Continuing Connected Transactions under the New Agreements for estate management services, cleaning services and security guard services collectively, car park management services and leasing arrangements, on an annual aggregated basis, do not exceed 2.5% of the percentage ratios (other than the profit ratio) under the Listing Rules, no independent shareholders' approval will be required.

Details of the Continuing Connected Transactions including their respective Annual Caps and their bases of determination are provided in the paragraph headed "The New Agreements" below. TST Properties and/or Sino Land will comply with the requirements under Rule 14A.36 of the Listing Rules if the annual aggregate value of any one of the Continuing Connected Transactions exceeds its corresponding Annual Cap, during each of the three years ending on 30th June, 2010, or when the New Agreements are renewed or there are material changes to the provisions of the New Agreements. TST Properties and/or Sino Land will also comply with the requirements under Rules 14A.37 to 14A.41 of the Listing Rules in relation to the Continuing Connected Transactions during each of the three years ending on 30th June, 2010.

THE NEW AGREEMENTS

A summary of the New Agreements is highlighted below:

(i) Building cleaning services

Date of the agreement:	28th June, 2007
Effective period:	three years commencing on 1st July, 2007 and expiring on 30th June, 2010 (both days inclusive)
Party A:	Best Result Cleaning Services Limited, a wholly-owned subsidiary of Sino Land
Party B:	Ng Family

Nature of transactions:	Provision of building cleaning services by the Sino Land Group to properties owned or partly owned by the Ng Family
Consideration:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
The Annual Cap (HK$ million):	82
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the three years ending 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deems reasonable. The values of these transactions for the years ended 30th June, 2005 and 2006 were HK$17.48 million and HK$17.24 million respectively.

(ii) Car park management services

Date of the agreement:	28th June, 2007
Effective period:	three years commencing on 1st July, 2007 and expiring on 30th June, 2010 (both days inclusive)
Party A:	Sino Parking Services Limited, a company held as to 50% by Sino Land and 50% by the Ng Family
Party B:	Sino Land Group
Nature of transactions:	Provision of car park management services by the Ng Family to properties owned or partly owned by the Sino Land Group
Consideration:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to this agreement
The Annual Cap (HK$ million):	20

Basis of the Annual Cap:	By reference to the nature and value of these transactions for the three years ending 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deems reasonable. The values of these transactions for the years ended 30th June, 2005 and 2006 were HK$10.75 million and HK$10.52 million respectively.

(iii) Estate management and general administrative services

Date of the agreement:	28th June, 2007
Effective period:	three years commencing on 1st July, 2007 and expiring on 30th June, 2010 (both days inclusive)
Party A:	Sino Estates Management Limited, a wholly-owned subsidiary of Sino Land
Party B:	Ng Family
Nature of transactions:	Provision of estate management, life style services, home maintenance services, courtesy services and general administrative services by the Sino Land Group to properties owned or partly owned by the Ng Family
Consideration:	A lump sum fee to be agreed between the parties which shall be a fixed sum or determined by reference to a rate of the management expenditure as shown in the annual budget of or actually incurred by the Ng Family in respect of the properties managed by Sino Estates Management Limited pursuant to this agreement
The Annual Cap (HK$ million):	40
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the three years ending 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deems reasonable. The values of these transactions for the years ended 30th June, 2005 and 2006 were HK$5.73 million and HK$5.03 million respectively.

(iv) Security guard services

Date of the agreement:	28th June, 2007
Effective period:	three years commencing on 1st July, 2007 and expiring on 30th June, 2010 (both days inclusive)
Party A:	Sino Security Services Limited, a wholly-owned subsidiary of Sino Land
Party B:	Ng Family
Nature of transactions:	Provision of security guard services by the Sino Land Group to properties owned or partly owned by the Ng Family
Consideration:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
The Annual Cap (HK$ million):	80
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the three years ending 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deems reasonable. The values of these transactions for the years ended 30th June, 2005 and 2006 were HK$33.01 million and HK$18.56 million respectively.

(v) Lease of premises

Date of the agreement:	28th June, 2007
Effective period:	three years commencing on 1st July, 2007 and expiring on 30th June, 2010 (both days inclusive)
Party A:	Sino Land Group
Party B:	Ng Family
Nature of transactions:	Lease of premises by: (a) the Sino Land Group of properties owned or partly owned by the Ng Family (b) the Ng Family of properties owned or partly owned by the Sino Land Group

Consideration:	A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent or below of the particular premises
The Annual Cap (HK$ million):	54, comprising (a) lease of premises by the Sino Land Group – 53; and (b) lease of premises by the Ng Family – 1
Basis of the Annual Cap:	By reference to the nature and value of these transactions for the three years ending 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deems reasonable. The values of the transactions in respect of the lease of premises by the Sino Land Group for the years ended 30th June, 2005 and 2006 were HK$23.37 million and HK$26.03 million respectively.

For some of the Continuing Connected Transactions, where the basis of payments are determined by reference to costs plus a profit margin, the profit margin applicable to each of these services varies on a case-by-case basis depending on factors such as size of the property, nature of the property, location of the property, complexity of the work, image, degree of competition and length of the contract. In general, for indicative purposes, the current profit margin for the services provided ranges from 1% to 25% for particular properties based on the abovementioned factors.

In determining the Annual Cap for each of the respective Continuing Connected Transactions, the management has taken into account the existing scales and operations and the anticipated growth of each of the applicable service-providing and/or service receiving businesses. Against a backdrop of the recent strengthening in the price of properties and property-related services, and strong land auction results, management considers the Annual Cap for each of the Continuing Connected Transactions reasonable. Due to the anticipated increase in the number of properties which will be subject to the services as well as the provision of more value-added and premium services, the Annual Caps for the Continuing Connected Transactions under the New Agreements are higher than the annual caps provided in the Original Agreements.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

Sino Land is one of Hong Kong's leading property management service providers, which provides services including building cleaning services, car park management services, estate management services, security guard services and other services. The Directors consider the Continuing Connected Transactions will be consistent with the business and commercial objectives of the TST Properties Group and the Sino Land Group and it is a good opportunity to

strengthen the footholds of the TST Properties Group and the Sino Land Group in the provision of property management services in Hong Kong.

The Directors (including the independent non-executive Directors) are of the opinion that the Continuing Connected Transactions in respect of the New Agreements will be entered into: (i) in the ordinary and usual course of businesses of TST Properties and Sino Land; (ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the TST Properties Group and the Sino Land Group than terms available to or from independent third parties); and (iii) on terms that are fair and reasonable and in the interests of TST Properties, Sino Land and the Shareholders as a whole.

INFORMATION ON TST PROPERTIES AND SINO LAND

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services.

DEFINITION

Unless otherwise defined, the following expressions have the following meanings in this announcement:

"Announcement"	the announcement dated 2nd November, 2004 made jointly by TST Properties and Sino Land
"Annual Cap(s)"	the maximum aggregate annual value of each of the respective Continuing Connected Transactions
"Continuing Connected Transaction(s)"	continuing connected transaction(s) entered into between the Sino Land Group and the Ng Family, from time to time, in relation to the provisions of estate management services, cleaning services, security guard services, car park management services and leasing arrangements
"Directors"	the respective directors of TST Properties and Sino Land
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Agreements"	the agreements respectively dated 28th June, 2007 entered into by the relevant parties for the purpose of the Continuing Connected Transactions
"Ng Family"	Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong, and/or their respective associates
"Original Agreements"	the agreements respectively dated 13th October, 2004 entered into by the relevant parties for the purpose of the Continuing Connected Transactions

"Shareholders"	the respective shareholders of TST Properties and Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Sino Land Group"	Sino Land and its subsidiaries
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"TST Properties Group"	TST Properties and its subsidiaries

By order of the board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By order of the board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 29th June, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END